Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Wingstop Inc.:

We consent to the incorporation by reference in the registration statements (No. 333‑231353, 333-205143) on Form S-8 of Wingstop Inc. of our reports dated February 17, 2021, with respect to the consolidated balance sheets of Wingstop Inc. as of December 26, 2020 and December 28, 2019, the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 26, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 26, 2020, which reports appear in the December 26, 2020 annual report on Form 10‑K of Wingstop Inc. Our report refers to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), as amended.

/s/ KPMG LLP
Dallas, Texas
February 17, 2021